 Exhibit 99.1

Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

China Ceramics Announces Fourth Quarter and
Fiscal Year End 2014 Financial Results

Jinjiang, Fujian Province, China, April 14, 2015–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the fourth quarter ended December 31, 2014.

Fourth Quarter 2014 Highlights

▪	Revenue was RMB 240.1 million (US$ 38.7 million), up 9.0% from the fourth quarter of 2013
▪	Gross profit was RMB 29.1 million (US$ 4.7 million), as compared to a gross loss of RMB 6.5 million in the fourth quarter of 2013
▪	Plant utilization was 39% as compared to 47% in the fourth quarter of 2013
▪	Net profit was RMB 4.8 million (US$ 0.8 million) as compared to net loss of RMB 10.6 million in the fourth quarter of 2013.
▪	Unrestricted cash at December 31, 2014 was RMB 61.2 million (US$ 9.9 million), or RMB 2.99 (US$ 0.48) per share.

“We are pleased to report sound financial results for the fourth quarter of 2014, with a 9% increase in revenue and positive net earnings, driven by an increase in our sequential average selling price and modestly higher sales volume. The fourth quarter saw nearly a 9% increase in our average selling price attributable to a moderately improved macroeconomic environment, our strong marketing efforts and long-standing reputation for best-in-class products and service. During the fourth quarter, we were careful not to incur unnecessary costs and so utilized production facilities capable of producing 28 million square meters of ceramic tiles per year out of a total annual production capacity of 72 million square meters. We will bring additional capacity online as the business environment improves,” said Mr. Jiadong Huang, CEO of China Ceramics.

“For the full year 2014, we generated an 11% increase in revenue, a 93% increase in our gross profit and solid operating profit before taking income statement deductions for realized and unrealized derivatives losses. In addition, in 2014 we responded quickly to regulatory requirements by changing our fuel sourcing to natural gas from coal in our Hengda plant and we increased our advertising to promote newly developed products to retain our competitive edge. We also saw more than a doubling in the sales of our high-margin polished glazed ceramic tiles in 2014. We believe that demand for this series of ceramic tile, which can be manufactured according to customer specifications and are used for both functional and decorative uses inside homes, will continue to increase. We believe that our ability to adapt to market conditions while capitalizing upon market opportunities is a key competitive advantage.

“Looking ahead to 2015, we believe that the operating environment will improve modestly as compared to last year and that the macroeconomic fundamentals underlying our business are sustainable. In our view, urbanization is a long-term phenomenon in China that continues to be vital to economic growth and prosperity and the real estate and construction sectors continue to be very important growth sectors of the Chinese economy. While we are prepared for occasional sector cyclicality, we believe that our well-capitalized balance sheet, modernized facilities and reputation as a premier ceramic tile producer enables us to weather occasionally volatile business conditions and capitalize upon the opportunities presented by China’s growth and development,” concluded Mr. Jiadong Huang.

Fourth Quarter 2014 Results

Revenue for the fourth quarter ended December 31, 2014 was RMB 240.1 million (US$ 38.7 million), an increase of 9.0% from RMB 220.3 million for the fourth quarter ended December 31, 2013. The year-over-year increase in revenue was primarily due to an 8.7% increase in average selling price to RMB 31.1 (US$ 5.01) in the fourth quarter of 2014 from RMB 28.6 in the same year-ago quarter.

Gross profit for the fourth quarter ended December 31, 2014 was RMB 29.1 million (US$ 4.7 million), as compared to a gross loss of RMB 6.5 million for the fourth quarter of 2013. The gross profit margin was 12.1% for the fourth quarter ended December 31, 2014 as compared to a negative gross profit margin of 2.9% for the fourth quarter of 2013. The year-over-year change in gross profit margin was primarily driven by the 8.7% increase in average selling price as we raised our selling price on all of our products on July 1, 2014 which drove revenue gains in the fourth quarter of 2014, as well as the decrease in inventory provision by RMB 22.8 million, which increased the cost of goods sold in the year-ago quarter.

Realized and unrealized fair value gain on derivative financial instruments for the fourth quarter ended December 31, 2014 was nil, as compared to RMB 3.1 million for the fourth quarter of 2013. During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. The agreements meet the definition of a derivative: no initial net investment; value changes in response to the change of exchange rate (US$ versus RMB); and the agreements are settled at a future date. In July 2014, our Chief Executive Officer and the Company’s largest shareholder, and an affiliate of our Chief Executive Officer, agreed to assume these agreements. As a result, after July 31, 2014, we are no longer required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor realize any benefits arising under those agreements.

Other expenses for the fourth quarter ended December 31, 2014 was RMB 6.0 million (US$ 1.0 million), as compared to RMB 0.3 million for the fourth quarter of 2013. The year-over-year increase in other expenses was mainly caused by the provision for litigation claim of RMB 5.3 million (US $0.9 million) for the fourth quarter of 2014. The provision reflects an agreement in principle which we have reached with the plaintiffs to settle all of the outstanding class action litigation. That agreement in principle is subject to the negotiation of mutually acceptable settlement documents and court approval.

Profit from operations before taxation for the fourth quarter ended December 31, 2014 was RMB 10.1 million (US$ 1.6 million), as compared to a loss from operations before taxation of RMB 13.0 million for the fourth quarter of 2013. The year-over-year increase in profit from operations was primarily the result of the improvement in our gross profit caused primarily by the increase in average selling prices of our products and the decrease in inventory provision by RMB 22.8 million.

Net profit for the fourth quarter ended December 31, 2014 was RMB 4.8 million (US$ 0.8 million), as compared to a net loss of RMB 10.6 million for the comparable period of 2013.

2

Earnings per fully diluted share were RMB 0.23 (US$ 0.04) for the fourth quarter ended December 31, 2014 as compared to loss per fully diluted share of RMB 0.52 for the fourth quarter of 2013. Per share calculations for the fourth quarters of 2014 and 2013 were computed using 20.4 million shares outstanding.

Full Year 2014 Results

Revenue for the year ended December 31, 2014 was RMB 1,037.7 million (US$ 167.2 million), an increase of 11.2% as compared to RMB 932.9 million for the year ended December 31, 2013. Gross profit was RMB 104.4 million (US$ 16.8 million), up 93.0% from RMB 54.1 million for the year ended December 31, 2013. Gross margin was 10.1% compared to 5.8% in the same period of 2013. Selling expenses were RMB 14.3 million (US$ 2.3 million), compared to RMB 9.8 million in the same period of 2013. Administrative expenses were RMB 29.5 million (US$ 4.8 million), compared to RMB 27.6 million for the same period of 2013. The realized and unrealized fair value loss on derivative financial instruments was RMB 59.5 million (US$ 9.6 million) in the year ended December 31, 2014, compared to a realized and unrealized fair value gain of RMB 3.3 million for the same period of 2013. Other expenses were RMB 10.9 million (US$ 1.8 million), compared to RMB 20.2 million in the same period of 2013. Net loss for the year ended December 31, 2014 was RMB 30.4 million (US$ 4.9 million), compared to a net loss of RMB 2.0 million for the same period of 2013. This increase in net loss for fiscal 2014 as compared to fiscal 2013 occurred despite an increase in sales volume and a higher average selling price, which in turn led to an increase in revenue and gross profit and an improvement in gross margin levels for the full year 2014. The increase in net loss for fiscal 2014 is primarily attributable to a nonrecurring event, the realized and unrealized fair value loss on derivative financial instruments, which is discussed herein and addressed in further detail in this document. Loss per fully diluted share was RMB 1.49 (US$ 0.24) for the year ended December 31, 2014 and a loss per fully diluted share of RMB 0.10 in the same period of 2013. Loss per fully diluted share for the year 2014 and 2013 were computed using 20.4 million shares outstanding.

Fiscal Year End 2014 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 61.2 million (US$ 9.9 million) as of December 31, 2014, compared with RMB 28.8 million as of December 31, 2013. The increase in cash and bank balances of RMB 32.4 million was primarily the result of cash generated from operating activities of RMB 22.7 million.

▪	Short-term bank borrowings were RMB 84.7 million (US$ 13.7 million) as of December 31, 2014, compared with RMB 99.7 million as of December 31, 2013. The decrease was primarily due to the net repayment of short-term bank borrowings of RMB 15.0 million during the year 2014.

▪	Inventory turnover was 125 days as of December 31, 2014 compared with 124 days as of December 31, 2013.

▪	Trade receivables turnover, net of value added tax, was 156 days as of December 31, 2014 compared with 158 days as of December 31, 2013. We used to offer a credit period of 90 days to our customers, and had extended the credit period to 150 days to address the funding pressures among all distributors attributable to the challenging market conditions in China’s real estate industry since the second quarter of 2012. We extended the credit period to 120 days to other customers as of December 31, 2014.

▪	Trade payables turnover, net of value added tax, was 64 days as of December 31, 2014 compared with 68 days as of December 31, 2013. The average turnover days were within the normal credit period of one to four months granted by our suppliers.

3

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 2.3 million (US$ 0.4 million) for the quarter ended December 31, 2014, compared to cash flow generated from operating activities of RMB 27.0 million in the same period in 2013. The year-over-year change of RMB 29.3 million was mainly caused by: (i) a decrease in trade receivables of RMB 44.5 million for the quarter ended December 31, 2014, compared to RMB 96.5 million in the same period last year; and (ii) a decrease in trade payables of RMB 106.6 million for the quarter ended December 31, 2014, compared to RMB 69.5 million in the same period last year; offset by (iii) a decrease in inventories of RMB 27.1 million for the quarter ended December 31, 2014, compared to an increase in inventories of RMB 18.8 million in the same period last year.

Cash flow generated from investing activities in the quarter ended December 31, 2014 was RMB 0.04 million (US$ 0.01 million), mainly due to interest received, compared to cash flow used in investing activities of RMB 60.4 million in the same period of 2013, mainly due to the acquisition of equipment and the payment of restricted cash, offset by gain from derivative financial instruments.

Cash flow generated from financing activities was RMB nil (US$ nil) due to proceeds from short-term loans offset by the repayment of short-term loans in the quarter ended December 31, 2014, compared to RMB 22.3 million for the same period of 2013, due to the bank borrowings obtained offset by dividends paid.

Plant Capacity and Capital Expenditures Update

For the fourth quarter of 2014, we utilized plant capacity capable of producing 28 million square meters of ceramic tiles annually out of a total annual production capacity of 72 million square meters. This represents a decrease of plant capacity that was utilized in the fourth quarter of 2013 when we utilized plant capacity capable of producing 34 million square meters of ceramic tiles annually.

For 2014, we utilized plant capacity capable of producing 37 million square meters of ceramic tiles annually out of a total annual production capacity of 72 million square meters. This represents an increase of plant capacity that was utilized in 2013 when we utilized plant capacity capable of producing 35 million square meters of ceramic tiles annually.

Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized annual capacity capable of producing 23 million square meters of ceramic tiles in 2014. Our Hengdali facility has an annual production capacity of 30 million square meters and we utilized annual capacity capable of producing 14 million square meters of ceramic tiles in 2014. We will bring our unused production capacity online as customer demand dictates and when there are further signs of improvement in China’s real estate and construction sector.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for 2015 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

In the fourth quarter of 2014, the 8.7% increase of the average selling price of our ceramic as compared to the year-ago quarter drove the quarter’s revenue which we view as reflective of our sound market positioning. It is our view that modestly improved macroeconomic conditions have emerged subsequent to the sector downturn in our sector that occurred in late 2012. After having to institute price cuts in late 2012 and early 2013 in order to maintain market share, we steadily increased our average selling price over the last eight quarters. Consequently, the average selling price of our ceramic tiles has increased 27.5% to RMB 31.1 per square meter as of the fourth quarter of 2014 from the first quarter of 2013 which reflects a recovery in our product pricing.

4

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers and a sales or purchase contract each time a customer places an order. As of December 31, 2014, our backlog was RMB 137.0 million (US$ 22.1 million) which represents approximately the next two months of revenue as of the end of the fourth quarter. This compares to a backlog of approximately RMB 136.6 million as of December 31, 2013, a year-over-year increase of 0.3%. Further, since July 2014, due to an increase in our production costs (primarily caused by the use of relatively more expensive natural gas instead of coal at the Hengda facility), we have increased the selling prices of all products by an average of approximately 5%, and of porcelain tiles by approximately 10% in order to maintain our gross margin. We note that the second and third calendar quarters have been the peak season of the property development industry and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. We have lower sales between the months of January and March due to the effects of cold weather and the PRC Spring Festival. However, we view the overall increase in revenue during fiscal 2014 as compared to fiscal 2013 as due to our ability to persevere despite challenging market conditions as well as the continued viability of urbanization that underpins China’s real estate and construction sectors.

Looking ahead in 2015, we expect improving market conditions as the year progresses. We believe that the real estate and the construction and building materials sectors continue to be vital to sustaining China’s economy growth. In order to address the challenging market environment of 2014, the Chinese government has taken various actions to stimulate real estate development and home purchases. These include the lowering of interest rates by the central bank, including a recent rate cut in late February 2015, and relaxed reserve requirements for small banks to increase lending. We believe that these actions could positively impact our business since it could help real estate developer begin new projects by lowering their cost of borrowing as well as improve mortgage terms for borrowers which would make home purchases more affordable. Regulatory easing has also included a loosening of home purchase restrictions in second and third tier cities intended to moderate pricing and increase demand. This could be of direct benefit to the Company since its marketing strategies have historically focused upon real estate projects in second and third tier cities.

We believe that continued urbanization trends and the importance of real estate and its associated sectors to China’s economic growth could lead to further government policies which would be supportive of our business. In addition, competitive pressures over the last year has led to a contraction in our building materials sector as some smaller, less well capitalized firms who lack our advanced manufacturing capabilities and deep product platform have left our sector. Additional exits appear likely as government mandates to convert to cleaner and more expensive fuel sources to lower carbon emissions will also pressure smaller competitors.

Finally, we expect there to be a consolidation trend among the larger property developers in the year ahead. This would benefit larger ceramic producers such as China Ceramics who can service these large enterprises and enable us to an opportunity for us to increase our market share in the periods ahead. We believe that our strong balance sheet, healthy inventory levels, comprehensive product line and ability to implement operating efficiencies due to our modern plant and equipment are competitive advantages that differentiate us from our competitors. Our goal is to market more aggressively in the periods ahead and generate higher sales volume consistent with improving market conditions that would lead to stronger market positioning and continued sound operating results.

5

Conference Call Information

We will host a conference call at 8:00 am ET on Tuesday, April 14, 2015. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 9281702. A replay of the conference call will be available for 14 days starting from 11:00 am ET on April 14, 2015. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 9281702 for the replay.

Events Occurring in Fiscal 2014 Resolving the Foreign Currency Transactions

During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. In June 2014, we, our Chief Executive Officer and our Audit Committee set out to attempt to terminate the foreign currency transactions as to us; and to reach a resolution that would not deplete our liquid assets by virtue of having entered into the foreign currency transaction agreements. Ultimately, the Chief Executive Officer agreed to cause an entity controlled by him to assume those agreements and the liabilities arising under those agreements. On July 31, 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, entered into a three party agreement (the “Novation”) with the financial institution that originated the foreign currency transaction agreements and us. Under the Novation, Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, after July 31, 2014, we are no longer required to fund any losses related to these agreements, and we will neither suffer any future liabilities arising under those agreements nor enjoy any benefit arising under those agreements. At the time that each of the foreign currency transaction agreements was established with the financial institution, we were required to deposit monies with the financial institution. RMB 6.7 million of a total of RMB 15.6 million in deposits were funded on our behalf by Wong Kung Tok (who is the brother-in-law of the Company’s Chief Executive Officer) at the request of our Chief Executive Officer, and were included in a total of RMB 40.2 million in loans owed by us to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok entered into an agreement with us (the “Offset Agreement”) pursuant to which loans totaling RMB 20.7 million owed by us to Wong Kung Tok as of the date of the Offset Agreement were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited; and in return we agreed to forego any claim to RMB 15.6 million in deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation. As a result of these transactions, Sound Treasure Limited released us from liabilities aggregating RMB 76.8 million and we transferred ownership of RMB 15.6 million in deposits held at the financial institution from us to Sound Treasure Limited. Except as disclosed above, neither our Chief Executive Officer nor any affiliate of the Chief Executive Officer received any remuneration for agreeing to assume the foreign currency transaction agreements. The material terms of the Novation and the Sound Treasure Agreement were reviewed and approved by our Audit Committee. As a result of the Novation and the Offset Agreement, approximately RMB 76.8 million in liabilities on our books were extinguished in the third quarter of 2014 and Capital Reserve was increased by approximately RMB 61.3 million.

6

Events Occurring After the Fourth Quarter 2014 Period

The late filing of the Company’s Annual Report on Form 20-F for fiscal year 2013 caused the Company’s stock to be halted by Nasdaq for the period from May 1, 2014 to August 6, 2014. This occurred due to questions raised by our previous auditors which have since been addressed and are detailed in our 2013 annual report. Following the trading halt, several class action complaints were filed against us and certain individuals associated with the Company.

On February 6, 2015, the Company and the individual defendants reached an agreement in principle to settle all the outstanding litigation against the Company and all defendants in consideration for the payment by the Company of US$ 850,000, consisting of a combination of cash and the Company’s common stock. The settlement is subject to the execution of a mutually acceptable settlement agreement and the approval of the settlement by the Court. A charge for the settlement amount is included as an expense item in our fiscal year end 2014 financial statements.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.2046. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on December 31, 2014. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on December 31, 2014 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

7

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31, 2014		As of December 31, 2013
	USD’000	RMB’000	RMB’000

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	115,788	718,418	802,578
Land use rights	4,716	29,259	29,929
Goodwill	602	3,735	3,735
Deferred tax assets	1,266	7,854	9,797
Long-term prepaid expenses	226	1,404	-
	122,598	760,670	846,039

Current assets
Inventories	53,309	330,763	307,436
Trade receivables	88,632	549,925	490,989
Other receivables and prepayments	351	2,178	15,525
Derivative financial instruments	-	-	44
Restricted cash	4,653	28,872	37,359
Cash and bank balances	9,856	61,155	28,848

	156,801	972,893	880,201

Current liabilities
Trade payables	19,690	122,168	152,572
Accrued liabilities and other payables	8,057	49,989	43,140
Interest-bearing bank borrowings	13,652	84,704	99,652
Amounts owed to related parties	4,013	24,902	8,539
Income tax payable	447	2,772	1,520

	45,859	284,535	305,423

Net current assets	110,942	688,358	574,778

Non-current liabilities
Deferred tax liabilities	226	1,404	1,245

Net assets	233,314	1,447,624	1,419,572

EQUITY
Total shareholders’ equity	233,314	1,447,624	1,419,572

8

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended December 31,
	2014		2013
	USD’000	RMB’000	RMB’000

Revenue	38,701	240,125	220,263

Cost of sales	(34,013)	(211,035)	(226,740)

Gross profit/(loss)	4,688	29,090	(6,477)

Other income	9	57	217
Selling and distribution expenses	(491)	(3,049)	(2,671)
Administrative expenses	(1,417)	(8,795)	(6,020)
Finance costs	(191)	(1,188)	(892)
Realized and unrealized fair value gain on derivative financial instruments	-	-	3,130
Other expenses	(975)	(6,049)	(301)

Profit/(loss) before taxation	1,623	10,066	(13,014)
Income tax (expense)/credit	(854)	(5,299)	2,430

Profit/(loss) attributable to shareholders	769	4,767	(10,584)

Earnings/(loss) per share
Basic (USD/RMB)	USD 0.04	RMB 0.23	RMB (0.52)
Diluted (USD/RMB)	USD 0.04	RMB 0.23	RMB (0.52)

Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Three months ended December 31,
	2014	2013

Sales volume (square meters)	7,732,770	7,701,458
Average Selling Price (in RMB/square meter)	31.1	28.6

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Year ended December 31,
	2014		2013
	USD’000	RMB’000	RMB’000

Revenue	167,239	1,037,651	932,894

Cost of sales	(150,408)	(933,220)	(878,818)

Gross profit	16,831	104,431	54,076

Other income	69	429	656
Selling and distribution expenses	(2,297)	(14,251)	(9,814)
Administrative expenses	(4,759)	(29,529)	(27,565)
Finance costs	(734)	(4,556)	(4,201)
Realized and unrealized fair value (loss)/gain on derivative financial instruments	(9,586)	(59,477)	3,346
Other expenses	(1,763)	(10,937)	(20,195)

Loss before taxation	(2,239)	(13,890)	(3,697)
Income tax (expense)/credit	(2,653)	(16,463)	1,665

Loss attributable to shareholders	(4,892)	(30,353)	(2,032)

Loss per share
Basic (USD/RMB)	USD (0.24)	RMB (1.49)	RMB (0.10)
Diluted (USD/RMB)	USD (0.24)	RMB (1.49)	RMB (0.10)

Weighted average number of ordinary shares outstanding used in computing loss/earnings per share
Basic	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Year ended December 31,
	2014	2013

Sales volume (square meters)	35,119,762	34,710,927
Average Selling Price (in RMB/square meter)	29.5	26.9

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended December 31,
	2014		2013
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit/(loss) before taxation	1,623	10,066	(13,014)
Adjustments for
Amortization of land use rights	27	168	167
Depreciation of property, plant and equipment	2,754	17,088	17,860
Realized gain from derivative financial instruments	-	-	(2,670)
Fair value gain on derivative financial instruments	-	-	(460)
Write down of inventories	533	3,309	26,102
Share-based compensation	-	-	360
Finance costs	191	1,188	892
Interest income	(6)	(38)	(40)
Foreign exchange loss	3	21	-
Operating cash flows before working capital changes	5,125	31,802	29,197
Decrease/(increase) in inventories	4,374	27,137	(18,848)
Decrease in trade receivables	7,167	44,468	96,547
(Increase)/decrease in other receivables and prepayments	(90)	(559)	6,371
Decrease in trade payables	(17,189)	(106,648)	(69,548)
Increase/(decrease) in accrued liabilities, other payables and amounts owed to related parties	1,507	9,349	(14,906)
Cash generated from/(used in) operations	894	5,549	28,813
Interest paid	(190)	(1,177)	(1,085)
Income tax paid	(1,068)	(6,624)	(715)
Net cash (used in)/generated from operating activities	(364)	(2,252)	27,013

Cash flows from investing activities
Proceed from derivative financial instruments	-	-	2,670
Acquisition of property, plant and equipment	-	-	(25,779)
Decrease/(increase) in restricted cash	-	-	(37,359)
Interest received	6	38	40
Net cash generated from/(used in) investing activities	6	38	(60,428)

Cash flows from financing activities
Proceed from short-term loan	3,565	22,119	34,019
Repayment of short-term loans	(3,565)	(22,119)	-
Deposit to stock transfer agent	-	-	(11,750)
Advance from related party	-	-	-
Net cash generated from financing activities	-	-	22,269

Net decrease in cash and cash equivalents	(358)	(2,214)	(11,146)
Cash and cash equivalents, beginning of period	10,210	63,351	40,060
Effect of foreign exchange rate differences	4	18	(66)
Cash and cash equivalents, end of period	9,856	61,155	28,848

11

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2014		2013
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Loss before taxation	(2,239)	(13,890)	(3,697)
Adjustments for
Amortization of land use rights	108	670	669
Depreciation of property, plant and equipment	11,193	69,450	69,553
Loss on disposal of property, plant and equipment	570	3,537	18,926
Realized loss/(gain) from derivative financial instruments	2,927	18,163	(3,302)
Fair value loss/(gain) on derivative financial instruments	6,659	41,314	(44)
Write down of inventories	393	2,438	23,414
Share-based compensation	24	150	2,117
Finance costs	734	4,556	4,201
Interest income	(69)	(429)	(467)
Foreign exchange loss	95	591	-
Operating cash flows before working capital changes	20,395	126,550	111,370
Increase in inventories	(4,153)	(25,765)	(40,247)
Increase in trade receivables	(9,499)	(58,937)	(35,104)
Decrease in other receivables and prepayments	18	112	398
(Decrease)/increase in trade payables	(4,900)	(30,404)	37,449
Increase/(decrease) in accrued liabilities, other payables and amounts owed to related parties	4,649	28,845	(11,114)
Cash generated from operations	6,510	40,401	62,752
Interest paid	(738)	(4,576)	(4,408)
Income tax paid	(2,113)	(13,108)	(6,229)
Net cash generated from operating activities	3,659	22,717	52,115

Cash flows from investing activities
Proceed from derivative financial instruments	224	1,390	3,302
Proceed from disposal of property, plant and equipment	1,801	11,172	1,994
Acquisition of property, plant and equipment	-	-	(97,068)
Increase in restricted cash	-	-	(37,359)
Interest received	69	429	467
Net cash generated from/(used in) investing activities	2,094	12,991	(128,664)

Cash flows from financing activities
Proceeds from short-term loans	9,206	57,119	49,652
Repayment of short-term loans	(11,776)	(73,064)	(10,000)
Dividend paid	(243)	(1,505)	(11,831)
Deposit to stock transfer agent	-	-	(11,831)
Advances from related party	2,264	14,048	-
Net cash (used in)/generated from financing activities	(549)	(3,402)	15,990

Net increase/(decrease) in cash and cash equivalents	5,204	32,306	(60,559)
Cash and cash equivalents, beginning of period	4,649	28,848	89,448
Effect of foreign exchange rate differences	3	1	(41)
Cash and cash equivalents, end of period	9,856	61,155	28,848
Non-cash transactions:
Payments of dividends funded by deposit to stock transfer agent	1,907	11,831
Restricted cash funded by a related party	1,073	6,659
Loss on derivative financial instruments funded by a related party	762	4,727
Transfer of restricted cash to a related party	2,507	15,552
Release of liabilities under the Novation Agreement	9,041	56,095
Release of liabilities under the Offset Agreement	3,340	20,723

12